Cristal Torres DeHerrera
November 1, 2013	Attorney at Law
303.223.1253 tel
303.223.8053 fax
cdeherrera@bhfs.com

United States Securities and Exchange Commission
Washington, D.C. 20549
Attention:	Pamela A. Long
Assistant Director
Division of Corporate Finance

Re:	Real Goods Solar, Inc.
SEC Comment Letter to Pre-effective Amendment 1 to Registration Statement on Form S-4
File No. 333-191065

Dear Ms. Long:

Accompanying this letter is a revised draft of disclosure from the above referenced Registration Statement on Form S-4 of Real Goods Solar, Inc. (the “Registration Statement”) regarding the tax consequences of the proposed merger that is the subject of the Registration Statement. We believe the revised disclosure addresses the first and second comments set forth in the Staff’s comment letter of October 29, 2013. Please note that we have revised the disclosure to clearly state that the merger transaction will be a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, subject only to qualification regarding future facts and conduct on the part Real Goods Solar.

We would be grateful if you would review the attached revised disclosure and confirm with us whether these revisions satisfy the Staff’s concerns expressed in the October 29th comment letter. It is the goal of Real Goods Solar and Mercury Energy to file an amendment to the Registration Statement as soon as possible, so we would be grateful for any guidance you can provide at your earliest convenience. Should you have any questions or comments, please feel free to contact me.

Sincerely,

/s/ Cristal Torres DeHerrera

Cristal Torres DeHerrera

Enclosure

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